15049292

SEC Mail Processing Section

MAR 06 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Inlet Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Blvd Suite 380
(No. and Street)

Charlotte (City) NC (State) 28211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong 704-900-1141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

2626 Glenwood Avenue - Suite 200 (Address) Raleigh (City) NC (State) 27608 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeff Armstrong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Inlet Advisors, LLC, as of February 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELISA C LOZANO
Notary Public
Union Co., North Carolina
My Commission Expires Dec. 05, 2017

Signature

CEO CFO
Title

Elisa C Lozano
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH INLET ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2014

And Report of Independent Registered Public Accounting Firm

NORTH INLET ADVISORS, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Member
North Inlet Advisors, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of North Inlet Advisors, LLC (formerly E & A Advisors, LLC) (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's interest, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 23, 2015

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets	
Cash and cash equivalents	$330,398
Accounts receivable	96,134
Prepaid expenses and other assets	5,154
Total Current Assets	431,686
Furniture and Equipment	13,681
Accumulated Depreciation	(2,088)
Total Fixed Assets	11,593
Total Assets	443,279
Liabilities	
Accounts payable	3,977
Accrued compensation	25,705
Total Liabilities	29,682
Member's Interest	
Total Member's interest	413,597
Total Liabilities and Member's Interest	$443,279

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues	
Advisory fees	$1,495,000
Interest and other income	1,462
Total revenues	1,496,462
Expenses	
Payroll expenses - wages	507,250
Partner compensation	500,000
Professional fees	15,445
Payroll taxes	30,443
Rent	29,344
Regulatory fees	14,513
Business development	5,306
Computer and internet expenses	13,917
Charitable contributions	45,000
Bank service charges	459
Telephone expense	2,191
Insurance	2,175
Office Supplies	375
Depreciation	1,647
Business licenses	252
Dues and subscriptions	15,000
Travel, meals, and entertainment	5,575
Miscellaneous	871
Total expenses	1,189,764
Net income	$306,698

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S INTEREST

YEAR ENDED DECEMBER 31, 2014

	Member's Interest
Balance, January 1, 2014	$134,399
Net income	306,698
Member contributions	10,000
Distributions to members	(37,500)
Balance, December 31, 2014	$413,597

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net income	$306,698
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,647
Increase in receivables	(25,888)
Decrease in prepaid expenses and other assets	4,970
Decrease in accounts payable	(6,188)
Decrease in accrued compensation	(9,233)
Net cash provided by operating activities	272,006
Cash flows from investing activities	
Furniture and Equipment	(9,273)
Net cash used in investing activities	(9,273)
Cash flows from financing activities	
Member distributions	(37,500)
Member equity contribution	10,000
Net cash used in financing activities	(27,500)
Net increase (decrease) in cash and cash equivalents	235,233
Cash and cash equivalents at beginning of year	95,165
Cash and cash equivalents at end of year	$330,398

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company was founded with $50,000 in initial capital contributions from a sole owner. On July 31, 2014 The Company changed its name from E&A Advisors, LLC to North Inlet Advisors, LLC.

Effective March 31, 2014, the Company was restructured whereby the original member purchased the remaining 20% partnership interest from the second member. As a result of the transaction, the original member has a 100% interest and the second member has no interest in the Company. Pursuant to prior guidance from the Membership Application Group as to whether a Continuing Membership Application ("CMA") would need to be filed, the transaction was completed on March 31, 2014.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Account Receivables – Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivable are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2014.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which is 5 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Note 2- Summary of significant accounting policies (continued)

Fee Revenue – The Company's revenues are generated primarily through providing general corporate finance advice, merger and acquisition, and private placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a limited liability corporation for state and federal income tax purposes. As such, substantially all income (loss) of the Company is reported by the member on their individual income tax returns. Management has evaluated the effect of the guidance provided by U S Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that became effective this year. Management has evaluated all other tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2014.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2014, the Company had net capital of $297,737, which was $292,737 in excess of its required capital of $5,000. The Company's net capital ratio was .10/1.

The company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the rule.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5—Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2014. The Company did not incur interest expense in 2014.

Note 6—Operating lease

The Company leases its office space under a two-year non-cancelable operating lease, which expires in December 2015. Future minimum lease payments through December 31, 2015, will be $61,383. The Company has entered into an expense sharing agreement with North Inlet Partners, LLC, which offsets a portion of the lease expense.

The Company has entered into a lease agreement for its copier. Future minimum lease payments through December 31, 2015 will be $2,893. The expense sharing agreement with North Inlet Partners, LLC may offset a portion of the lease expense.

Total lease expense for the year ended December 31, 2014, was $61,484 of which the expense allocated to the Company was $32,067. The remaining portion was paid by North Inlet Partners, LLC.

Note 7—Related parties

As discussed in Note 6, the Company has entered into an expense sharing agreement with North Inlet Partners, LLC, which is owned by the original member of the Company. The expense sharing agreement includes rent as well as normal and customary charges for taxes, scan, fax, copier, and other similar expenses.

Note 8—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 9—Subsequent event

The Company has evaluated subsequent events through February 23, 2015, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. There were no subsequent events to report.

Note 10- Furniture and Fixtures

The Company purchased furniture and equipment valued at $9,274 in 2014. The furniture and equipment is being depreciated over 5 years using straight-line methods. Depreciation incurred in 2014 was $1,647.

SUPPLEMENTAL SCHEDULES

NORTH INLET ADVISORS, LLC

SCHEDULE I- COMPUATION OF NET CAPITAL AND NET CAPITAL RATIO-RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2014

Net worth	$413,597
Less:	
Nonallowable assets	
Accounts receivable	96,134
Prepaid expenses and other assets	8,133
Furniture and fixtures-net	11,593
Net capital adjustments	115,860
Net capital	$297,737
Aggregate indebtedness	$29,682
Ratio of indebtedness to capital	0.100

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

NORTH INLET ADVISORS, LLC

SCHEDULE II- EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

North Inlet Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2*)(ii)* and

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

North Inlet Advisors, LLC

Jeffrey T. Armstrong

Managing Partner

February 3, 2015

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Member of
North Inlet Advisors, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) North Inlet Advisors, LLC (formerly E & A Advisors, LLC) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 23, 2015

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required By Sec Rule 17a-5(E)(4)

To the Member of
North Inlet Advisors, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by North Inlet Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants as adopted by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 23, 2015

NORTH INLET ADVISORS, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2014

Payment Date	To Whom Paid	Amount
August 2014	SIPC	$1287.50
February 2015	SIPC	$2453.66

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2112*********************MIXED AADC 220
068624 FINRA DEC
NORTH INLET ADVISORS LLC
6805 MORRISON BLVD STE 380
CHARLOTTE NC 28211-3575

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Armstrong 704-900-1141

2. A. General Assessment (item 2e from page 2) $ 3741.16

B. Less payment made with SIPC-6 filed (**exclude interest**) (1287.50)

8/19/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2453.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2453.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2453.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Inlet Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 6th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,496,463

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,496,463

2e. General Assessment @ .0025 $ 3741.16

(to page 1, line 2.A.)

CASH ONLY IF ALL *CheckLock*™ SECURITY FEATURES LISTED ON BACK INDICATE NO TAMPERING OR COPYING

North Inlet Advisors LLC
6805 Morrison Blvd, Suite 380
Charlotte, NC 28211
(704) 900-1140

BANK OF AMERICA, NA
66-019/530

1990

02/03/2015

PAY TO THE ORDER OF Securities Investor Protection Corp. $ **2,453.66

Two thousand four hundred fifty-three and 66/100** DOLLARS

PROTECTED AGAINST FRAUD

PINK ICON DISAPPEARS WITH HEAT

Securities Investor Protection Corp.
PO Box 92185
Washington, DC 20090-2185

MEMO

General assessment payment- 2014

MP

⑈001990⑈ ⑆053000196⑆ 237029479935⑈

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